UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 3, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, August 3, 2012

Disclosure according to art. 4 para. 2 of the Regulation (EU) no. 2273/2003

The share buyback, announced by Siemens Aktiengesellschaft in an ad hoc announcement dated August 2, 2012, will commence on August 3, 2012. In the time period by December 30, 2012, own shares of the company having a value of approximately EUR 3 billion (without ancillary purchasing costs) shall be repurchased. On the basis of the closing auction share price in the Xetra trading (as of August 2, 2012), this corresponds to a volume of up to approximately 43.5 Mio. shares. The buyback serves the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board of Siemens AG as well as for convertible bonds and warrant bonds. The Managing Board thus exercises the authorization granted by the Shareholders’ Meeting of Siemens Aktiengesellschaft on January 25, 2011 to acquire own shares pursuant to section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz, AktG).

A bank will be mandated to carry out the buyback making its decisions on the date of acquisition of the shares independently of, and without influence by, the company. Siemens Aktiengesellschaft reserves the right to terminate the mandate of the bank and to transfer it to another bank. The buyback shall be conducted at the most favorable terms and safeguarding interests; the shares shall be repurchased on the electronic trading platform of the Frankfurt Stock Exchange (Xetra) exclusively. The purchase price per reacquired share (without ancillary purchasing costs) may neither exceed the market price of a Siemens share, as determined at the opening auction in the Xetra trading on the day of trading, by more than 10% nor fall below 20%.

The bank is/will be obligated to observe the trade terms of article 5 of the Regulation no. 2273/2003 of the Commission of December 22, 2003 (EC Reg.) and all relevant applicable provisions, in particular Rule 10b-18 of the U.S. Securities Exchange Act of 1934. According to the EC Reg., no purchase price may be paid that exceeds the price of the last independent trade or the highest current independent bid at the stock exchange where the purchase is carried out. Decisive is the higher of both values. According to the EC Reg., no more than 25 % of the average daily volume of shares at the stock exchange where the purchase is carried out will be acquired. The average volume of shares is based on the average daily volume traded in the 20 trading days preceding the specific date of purchase.

The share buyback may be suspended and be resumed at any time if this in compliance with the legal provisions.

The transactions will be announced in a way complying with the requirements of art. 4 para. 4 EC Reg. at the latest on the seventh trading day following their execution.

Furthermore, Siemens Aktiengesellschaft will report on the progress of share buyback regularly under www.siemens.com/ir.

Munich, August 3, 2012

Siemens Aktiengesellschaft

The Managing Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 3, 2012		/s/ LOTHAR WILISCH
	Name:	Lothar Wilisch
	Title:	Senior Manager

/s/ DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets